PRESS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA CHANGES NAME TO ‘BROOKFIELD CANADA OFFICE PROPERTIES’

TORONTO, February 29, 2012 – Brookfield Office Properties Canada (TSX: BOX.UN, NYSE: BOXC), Canada’s preeminent office REIT, is pleased to announce that it has officially changed its name to “Brookfield Canada Office Properties.” The reasoning behind the change is to limit confusion with the parent company (Brookfield Office Properties Inc.) and to further emphasize the Trust’s purely Canada-focused operating strategy.

The Trust’s new website URL is www.brookfieldcanadareit.com. The Trust units will continue to trade on the TSX and NYSE under their existing stock symbols, BOX.UN and BOXC, respectively.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com